UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

EDAP TMS S.A.
(Name of Issuer)
American Depositary Shares
(Title of Class of Securities)
268311 10 7
(CUSIP Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	268311 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens France Holding (formerly known as Siemens France S.A.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of France

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON

	CO

CUSIP No.	268311 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Aktiengesellschaft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Republic of Germany

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON

	CO

Item 1.
(a) Name of Issuer:
     EDAP TMS S.A.
(b) Address of Issuer’s Principal Executive Offices:
Parc d’Activités la Poudrette — Lamartine
4/6 rue du Dauphiné
69120 Vaulx-en-Velin, France
Item 2.
(a) Name of Person Filing:
This Statement is filed by Siemens France Holding (“Siemens France”), a société par actions simplifiée organized under the laws of the Republic of France (formerly known as Siemens France S.A.), and by Siemens Aktiengesellschaft (“Siemens AG”), a public corporation organized under the laws of the Federal Republic of Germany. Siemens France is a wholly owned indirect subsidiary of Siemens AG.
(b) Address of Principal Business Office:
The principal business address of Siemens France is located at 9, Boulevard Finot, F 93200 Saint-Denis, France. The principal business address of Siemens AG is located at Wittelsbacherplatz 2, D-80333, Munich, Germany.
(c) Citizenship:
     Not applicable
(d) Title of Class of Securities:
     American Depositary Shares
(e) CUSIP Number:
     268311 10 7
Item 3.
     Not applicable.

Item 4.	Ownership
The ownership reported herein is stated as of December 31, 2010.
(a) Amount Beneficially Owned:
     0 American Depositary Shares (“ADSs”)
(b) Percent of Class:
     0%
(c) Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote: 0
     (ii) shared power to vote or to direct the vote: 0
     (iii) sole power to dispose or to direct the disposition of: 0
     (iv) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Members of the Group
     Not applicable.

Item 9.	Notice of Dissolution of Group
     Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 7, 2011

SIEMENS FRANCE HOLDING

By:	/s/ Francisco Belil
	Name:	Francisco Belil
	Title:	Chief Executive Officer

By:	/s/ Peter Bichara
	Name:	Peter Bichara
	Title:	Chief Financial Officer

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Senior Manager

By:	/s/ Werner Schick
	Name:	Dr. Werner Schick
	Title:	Chief Counsel — Corporate/Capital Markets

EXHIBIT INDEX

Exhibit 1.	Joint filing agreement between Siemens France Holding and Siemens Aktiengesellschaft.

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a Statement on Schedule 13G (the “Statement”) with respect to the American Depositary Shares of EDAP TMS S.A., and further agree that this Joint Filing Agreement be included as an exhibit to such Statement. In evidence whereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 7th day of February, 2011.

SIEMENS FRANCE HOLDING

By:	/s/ Francisco Belil
	Name:	Francisco Belil
	Title:	Chief Executive Officer

By:	/s/ Peter Bichara
	Name:	Peter Bichara
	Title:	Chief Financial Officer

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ Lothar Wilisch
	Name:	Lothar Wilisch
	Title:	Senior Manager

By:	/s/ Werner Schick
	Name:	Dr. Werner Schick
	Title:	Chief Counsel — Corporate/Capital Markets